Exhibit (a)(5)(B)

Keros Therapeutics Commences Issuer Tender Offer to Repurchase up to $194.4 Million Shares

LEXINGTON, Mass., October 20, 2025 – Keros Therapeutics, Inc. (“Keros” or the “Company”) (Nasdaq: KROS), a clinical-stage biopharmaceutical company focused on developing and commercializing novel therapeutics to treat a wide range of patients with disorders that are linked to dysfunctional signaling of the transforming growth factor-beta (“TGF-ß”) family of proteins, today announced that, as part of its previously announced $375 million capital return program, it has commenced a cash tender offer to repurchase up to $194.4 million of shares of the Company’s common stock, subject to market conditions, at a purchase price of $17.75 per share. The Company expects to fund the tender offer from its existing cash and cash equivalents.

The tender offer will expire at 5:00 p.m. ET on Tuesday, November 18, 2025, unless extended or earlier terminated. The full terms, conditions and other details of the tender offer are set forth in the offering documents that Keros filed today with the Securities and Exchange Commission (“SEC”).

Neither the Company nor its Board of Directors has made, nor will make, any recommendation as to whether a stockholder should tender shares of the Company’s common stock. Stockholders must make their own decisions as to whether to tender their shares, after considering their own circumstances and preferences and consulting with their personal tax, financial and legal advisors.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of common stock. The solicitation and offer to buy common stock will only be made pursuant to the offer to purchase and the other tender offer documents. A free copy of the tender offer documents that will be filed by Keros with the SEC may be obtained when filed from the SEC’s website at www.sec.gov or by calling MacKenzie Partners, Inc., the information agent for the tender offer, at (800) 322-2885 (toll free). Stockholders are urged to read these materials carefully prior to making any decision with respect to the offer. Stockholders who have questions may call the dealer manager for the tender offer, Goldman Sachs & Co. LLC at (212) 902-8226 or MacKenzie Partners, Inc. at the number above.

Additional Information Regarding The Tender Offer

This communication is for informational purposes only, is not a recommendation to buy or sell shares of the common stock and does not constitute an offer to buy or the solicitation of an offer to sell shares of the common stock. The tender offer described in this communication has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this communication or at all. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company expects to distribute to its stockholders and file with the SEC upon commencement of the tender offer. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. Once the tender offer is commenced, stockholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company expects to file with the SEC at the SEC’s website at www.sec.gov or by calling the Information Agent (to be identified at the time the offer is made) for the tender offer.

About Keros Therapeutics, Inc.

Keros is a clinical-stage biopharmaceutical company focused on developing and commercializing novel therapeutics to treat a wide range of patients with disorders that are linked to dysfunctional signaling of the TGF-ß family of proteins. Keros is a leader in understanding the role of the TGF-ß family of proteins, which are master regulators of the growth, repair and maintenance of a number of tissues, including blood, bone, skeletal muscle, adipose and heart tissue. By leveraging this understanding, Keros has discovered and is developing protein therapeutics that have the potential to provide meaningful and potentially disease-modifying benefit to patients. Keros’ lead product candidate, KER-065, is being developed for the treatment of neuromuscular diseases, with an initial focus on Duchenne muscular dystrophy. Keros’ most advanced product candidate, elritercept, is being developed for the treatment of cytopenias, including anemia and thrombocytopenia, in patients with myelodysplastic syndrome and in patients with myelofibrosis.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Words such as “anticipates,” “believes,” “continue,” “expects,” “enable,” “intention,” “potential” and “will” or similar expressions are intended to identify forward-looking statements. Examples of these forward-looking statements include statements concerning: the statements about the expected tender offer, including its expiration. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among others: Keros’ limited operating history and historical losses; Keros’ ability to raise additional funding to complete the development and any commercialization of its product candidates; Keros’ dependence on the success of its product candidates, KER-065 and elritercept; that Keros may be delayed in initiating, enrolling or completing any clinical trials; competition from third parties that are developing products for similar uses; Keros’ ability to obtain, maintain and protect its intellectual property; and Keros’ dependence on third parties in connection with manufacturing, clinical trials and preclinical studies.

These and other risks are described more fully in Keros’ filings with the SEC, including the “Risk Factors” section of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 6, 2025, and its other documents subsequently filed with or furnished to the SEC. All forward-looking statements contained in this Current Report on Form 8-K speak only as of the date on which they were made. Except to the extent required by law, Keros undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Contacts

Investor Contact:
Justin Frantz
jfrantz@kerostx.com
617-221-6042

Media Contact:
Mahmoud Siddig / Adam Pollack / Brooks Hussey
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449